UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Momentive Performance Materials Inc.
File No. 333-146093

MPM Holdings Inc.
File No. 333-201338

CF#36998

Momentive Performance Materials Inc. and MPM Holdings Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on November 9, 2018 and an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to forms listed below.

Based on representations by Momentive Performance Materials Inc. and MPM Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Momentive Performance Materials Inc.:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.5	S-4	10/11/2007	through December 3, 2028
10.6	S-4	10/11/2007	through December 3, 2028
10.1	10-Q	08/13/2013	through December 3, 2028
10.1	10-Q	11/09/2018	through December 3, 2028

MPM Holdings Inc.:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	11/09/2018	through December 3, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary